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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                        INTRABIOTICS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46116T 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Kevin C. Tang
                           Tang Capital Management, LLC
                              4401 Eastgate Mall
                             San Diego, CA  92121
                                (858) 200-3831
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Tang Capital Partners, LP
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,417,741*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,417,741*
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,417,741*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     31.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------
* Represents 139,279 shares of common stock, shares of preferred stock convertible into 852,308 shares of common stock, and warrants to purchase up to 426,154 shares of common stock.

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Tang Capital Management, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,417,741*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,417,741*
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,417,741*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     31.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------
* Represents 139,279 shares of common stock, shares of preferred stock convertible into 852,308 shares of common stock, and warrants to purchase up to 426,154 shares of common stock.

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Kevin C. Tang
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,417,741*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,417,741*
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,417,741*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     31.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
* Represents 139,279 shares of common stock, shares of preferred stock convertible into 852,308 shares of common stock, and warrants to purchase up to 426,154 shares of common stock.

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Oscar L. Tang
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         23,408
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           9,539
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           23,408
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    9,539
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     32,947
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This statement relates to Intrabiotics Pharmaceuticals, Inc. Common Stock. The principal executive offices of the issuer are located at 2483 East Bayshore Road, Suite 100, Palo Alto, CA 94303.

ITEM 2. IDENTITY AND BACKGROUND

     The name, business address and present principal occupation or business of each of the persons filing this statement are as follows:

     Tang Capital Partners, LP is a capital management company. The business address of Tang Capital Partners, LP is c/o Tang Capital Management, LLC at such address shown below.

     Tang Capital Management, LLC is the general partner of Tang Capital Partners, LP. The business address of Tang Capital Management, LLC is 4401 Eastgate Mall, San Diego, CA 92121.

     Kevin C. Tang is the Manager of Tang Capital Management, LLC. The business address of Kevin C. Tang is c/o Tang Capital Management, LLC at such address shown above.

     Oscar L. Tang is a private investor. The business address of Oscar L. Tang is c/o Reich & Tang Asset Management LLC, 600 Fifth Avenue, 8th Floor, New York, NY 10020.

     None of the persons filing this statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the persons filing this statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the persons filing this statement is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On May 1, 2003, Tang Capital Partners, LP purchased 162 shares of Series A Preferred Stock and warrants to purchase up to 426,154 shares of Common Stock of the issuer. The shares of Series A Preferred Stock are convertible into 852,308 shares of Common Stock of the issuer. The Warrants will have a term of five years and are exercisable at an exercise price of $2.066 per share.

     Prior to acquiring such securities, Tang Capital Partners, LP, Tang Capital Management, LLC and Kevin C. Tang beneficially owned 139,279 shares of Common Stock and Oscar L. Tang beneficially owned 32,947 shares of Common Stock. The prior beneficial ownership was previously reported by the reporting persons on
Schedule 13G filed on March 4, 2003.

     The funds used to purchase the securities referenced above were from working capital of Tang Capital Partners, LP, with respect to the securities beneficially owned by Tang Capital Partners, LP, Tang Capital Management, LLC and Kevin C. Tang, and from personal funds with respect to the securities beneficially owned by Oscar L. Tang.

     No funds used to acquire the issuer's securities by the reporting persons were borrowed or otherwise obtained.

ITEM 4. PURPOSE OF TRANSACTION

     The May 1, 2003 transaction described in Item 3 occurred as a result of negotiations between Tang Capital Partners, LP and the issuer. Tang Capital Partners, LP is acquiring the securities for investment purposes and to acquire a strategic interest and influence the control of the issuer. Depending on market conditions, the reporting persons may increase or decrease their beneficial ownership of the shares of Common Stock of the issuer.

     Tang Capital Partners, LP has the right to designate two board members as representatives of the Series A Preferred Stock holders. In connection with the purchase, Kevin C. Tang will be designated as a member of the issuer's board of directors to serve as a representative of the holders of Series A Preferred Stock. In his capacity as a director of the issuer, Kevin C. Tang will participate in decisions made by the board of directors in the ordinary course of business of the issuer. Except as may arise in connection with the normal execution of his position as a director, or as provided in this paragraph, none of the persons filing this statement has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the issuer (other than the acquisition of Common Stock upon conversion of Series A Preferred Stock or exercise of Warrants as described herein), or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer (other than the designation of an additional Series A Preferred Stock holder representative to the board as described herein), including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

     Any of the reporting persons may from time to time acquire or dispose of issuer securities. Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of securities to which this
Schedule 13D relates is 1,450,688 shares, representing approximately 31.9% of the 3,269,168 shares of Common Stock outstanding as reported by the issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2003 (and taking into account in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a total of 852,308 shares of Common Stock issuable upon conversion of Series A Preferred Stock held as described herein and 426,154 shares of Common Stock issuable upon exercise of the Warrants held as described herein.) The reporting persons beneficially own the securities set forth below:

          Name                               Shares          % of Class
          -----------------------------     ---------        ----------
          Tang Capital Partners, LP         1,417,741             31.2%
          Tang Capital Management, LLC      1,417,741             31.2%
          Kevin C. Tang                     1,417,741             31.2%
          Oscar L. Tang                        32,947              1.0%

     (b) Number of shares to which such person has:

         (i) Sole power to vote or direct the vote:

               Tang Capital Partners, LP         1,417,741 shares
               Tang Capital Management, LLC      1,417,741 shares
               Kevin C. Tang                     1,417,741 shares
               Oscar L. Tang                        23,408 shares

         (ii) Shared power to vote or direct the vote:

               Tang Capital Partners, LP                 0 shares
               Tang Capital Management, LLC              0 shares
               Kevin C. Tang                             0 shares
               Oscar L. Tang                         9,539 shares

         (iii) Sole power to dispose or direct the disposition of:

               Tang Capital Partners, LP         1,417,741 shares
               Tang Capital Management, LLC      1,417,741 shares
               Kevin C. Tang                     1,417,741 shares
               Oscar L. Tang                        23,408 shares

         (iv) Shared power to dispose or direct the disposition of:

               Tang Capital Partners, LP                 0 shares
               Tang Capital Management, LLC              0 shares
               Kevin C. Tang                             0 shares
               Oscar L. Tang                         9,539 shares

     Oscar L. Tang's shares' voting and dispositive powers are through an investment advisor or trustee relationship for various family members.

    (c) Other than the May 1, 2003 purchase described in Item 4, none of the reporting persons has effected any transactions in the issuer's Common Stock within the past sixty days.

    (d) Not applicable.

    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Tang Capital Partners, LP is the registered holder of the issuer Common Stock, Series A Preferred Stock and Warrants. Tang Capital Management, LLC is the general partner of Tang Capital Partners, LP. Kevin C. Tang is the Manager of Tang Capital Management, LLC.

     Each of Kevin C. Tang and Oscar L. Tang owns a limited partnership interest in Tang Capital Partners, LP and disclaims any beneficial ownership in the issuer securities reported by Tang Capital Partners, LP other than his pecuniary interest therein. Kevin C. Tang is the son of Oscar L. Tang.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A     Agreement of Joint Filing, dated May 1, 2003
Exhibit B     Certificate of Amendment of Amended and Restated Certificate
              of Incorporation of Intrabiotics Pharmaceuticals, Inc.
              (incorporated by reference from Appendix A of the issuer's
              Definitive Proxy Statement filed with the Securities and Exchange
              Commission on March 3, 2003)
Exhibit C     Preferred Stock and Warrant Purchase Agreement (incorporated by reference from Appendix B of the issuer's Definitive Proxy
              Statement filed with the Securities and Exchange Commission on
              March 3, 2003)
Exhibit D     Intrabiotics Pharmaceuticals, Inc. Certificate of Designation of
              Series A Convertible Preferred Stock (incorporated by reference from Appendix C of the issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on March 3, 2003)
Exhibit E     Warrant to Purchase Shares of Common Stock of Intrabiotics
              Pharmaceuticals, Inc. (incorporated by reference from Appendix D of the issuer's Definitive Proxy Statement filed with the
              Securities and Exchange Commission on March 3, 2003)
Exhibit F     Stockholder Agreement (incorporated by reference from Appendix E of the issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on March 3, 2003)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             TANG CAPITAL PARTNERS, LP
                                             By:  Tang Capital Management, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager


                                             TANG CAPITAL MANAGEMENT, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager



                                                  /s/ Kevin C. Tang
                                                  ------------------------
                                                  KEVIN C. TANG


                                                  /s/ Oscar L. Tang
                                                  ------------------------
                                                  OSCAR L. TANG


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   EXHIBIT A
                                TO SCHEDULE 13D
                               DATED MAY 1, 2003

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Intrabiotics Pharmaceuticals, Inc. and that this Agreement be included as an Exhibit to such joint filing. The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 1st day of May, 2003.

                                             TANG CAPITAL PARTNERS, LP
                                             By:  Tang Capital Management, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager


                                             TANG CAPITAL MANAGEMENT, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager



                                                  /s/ Kevin C. Tang
                                                  ------------------------
                                                  KEVIN C. TANG


                                                  /s/ Oscar L. Tang
                                                  ------------------------
                                                  OSCAR L. TANG